**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

September 9, 2019

_____

In the Matter of

**Sincerity Applied Materials
  Holdings Corp.**
4 Avoca Street
South Yarra, VIC, 3141, Australia

File No. 333-223118

_____

**ORDER DECLARING THE REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

Sincerity Applied Materials Holdings Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Sincerity Applied Materials Holdings Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 9, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary